Filed by: Philadelphia Suburban Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Pennichuck Corporation
File No.: 333–101556

1/14/2003

PSC STATEMENT RE: NASHUA VOTE TO CONDEMN PENNICHUCK WATER SYSTEM

While PSC is disappointed that the citizens voted to have the City of Nashua condemn the Pennichuck water system, we respect the political process and the professionalism with which the process is being conducted. We also recognize that the vote in no way should be a referendum on the fine service provided by the employees and management of the Pennichuck Water Company and the service they continue to provide their utility customers.

The decision by the City—with whom we’ve never had any formal discussion (beyond appearances at public hearings) —to proceed with condemnation is a very unusual event, relative to what is generally taking place with consolidation in the water industry today. It is so unusual that it was not anticipated by the boards nor their advisors when the PSC / Pennichuck Merger Agreement was signed. Ironically, a significant reason for the consolidation currently taking place in the water industry is that municipally–owned water systems are facing the challenge of complying with new stringent drinking water regulations that require technical expertise and significant technology and capital investment.

However, now that the condemnation has been authorized by the voters in Nashua, we believe all the parties need time to assess this development; therefore, a delay in the PUC hearing seems prudent until after the Pennichuck shareholder vote. We have not had a chance to discuss this with Pennichuck, the PUC, the City, or other parties to the proceedings, but we plan to do so and work closely with them. We understand that the City now has 30 days to specify what portions of the water system it wishes to acquire and we will analyze that information with Pennichuck when it is received.

PSC plans to fully evaluate this significant development to determine how it specifically affects the transaction.

Some of the preceding comments relate to the proposed business combination of Philadelphia Suburban Corporation and Pennichuck Corporation.

Philadelphia Suburban Corporation filed an amended registration statement on Form S–4 with the Securities and Exchange Commission on January 13, 2003. Investors and security holders may obtain a free copy of the registration statement at the Commission’s web site at www.sec.gov. The documents filed with the Commission by Philadelphia Suburban Corporation may also be obtained for free from Philadelphia Suburban Corporation by directing a request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary. Investors and security holders are advised to read the registration statement referenced above because it contains important information.